Exhibit 12.1

Fifth Third Bancorp

Computations of Consolidated Ratios of Earnings to Fixed Charges

($ In Millions)

	Three Months Ended September 30, 2014		Nine Months Ended September 30, 2014
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)	$64		$176
One-Third of Rents, Net of Income from Subleases	7		22

Total Fixed Charges	$71		$198

Earnings:
Income Before Income Taxes	$464		$1,509
Fixed Charges	71		198

Total Earnings	$535		$1,707

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	7.54	x	8.62	x

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$115		$323
One-Third of Rents, Net of Income from Subleases	7		22

Total Fixed Charges	$122		$345

Earnings:
Income Before Income Taxes	$464		$1,509
Fixed Charges	122		345

Total Earnings	$586		$1,854

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	4.80	x	5.37	x